UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                 SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. __)*


                 CytoDyn, Inc. (formerly "RexRay Corporation")
                 ---------------------------------------------
                                (Name of Issuer)


                                  Common Stock
                          -----------------------------
                          (Title of Class of Securities)


                                       None
                                  --------------
                                  (CUSIP Number)


                                 September 2, 2003
            -------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

      [ ]  Rule 13d-1(b)
      [X]  Rule 13d-1(c)
      [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).











                              SCHEDULE 13G

     CUSIP No.:  None

1.   Names of Reporting Persons.  Lawrence M. Underwood

     I.R.S. Identification Nos. of above persons (entities only).


2.   Check the Appropriate Box If a Member of a Group  (See Instructions)

     (a)

     (b)

3.   SEC Use Only


4.   Citizenship or Place of Organization

     USA

Number of           5.  Sole Voting Power          200,000
Shares
Beneficially        6.  Shared Voting Power              0
Owned by
Each                7.  Sole Dispositive Power     200,000
Reporting
Person              8.  Shared Dispositive Power         0
With


9.   Aggregate Amount Beneficially Owned by Each Reporting Person.  200,000


10. Check If the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions). Not Applicable


11.  Percent of Class Represented by Amount in Row (9).   11.2%


12.  Type of Reporting Person (See Instructions).   IN














                                      2


Item 1.

     (a)  Name of Issuer:  CytoDyn, Inc. (formerly "RexRay Corporation")

     (b)  Address of Issuer's Principal Executive Offices:

          16200 WCR 18E
          Loveland, Colorado 80537

Item 2.

     (a)  Name of Person Filing:  Lawrence M. Underwood

     (b)  Address of Principal Business Office or, if none, Residence:

          5 Eagle Point Lane
          Castle Rock, Colorado 80108

     (c)  Citizenship:  USA

     (d)  Title of Class of Securities:  Common Stock

     (e)  CUSIP No.:  None


Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

                   Not Applicable.

Item 4.   Ownership.

     All numbers are as of September 2, 2003.

     (a)  Amount beneficially owned:  200,000

     (b)  Percent of class:  11.2%

     (c)  Number of shares as to which each person has:

        (i)    sole power to vote or to direct the vote:     200,000
        (ii)   shared power to vote or to direct the vote:         0
        (iii)  sole power to dispose or to direct the
               disposition of:                               200,000
        (iv)   shared power to dispose or to direct the
               disposition of:                                     0

Item 5.   Ownership of Five Percent or Less of a Class.

          Not applicable.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

          Not applicable.


                                       3


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

          Not applicable.


Item 8.   Identification and Classification of Members of the Group.

          Not applicable.


Item 9.   Notice of Dissolution of Group.

          Not applicable.


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                              November 19, 2003
                                    ----------------------------------------
                                                   Date


                                          /s/ Lawrence M. Underwood
                                    ----------------------------------------
                                                 Signature


                                              Lawrence M. Underwood
                                    ----------------------------------------
                                                 Name/Title











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